UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))
OPTIONS TO PURCHASE, AND STOCK APPRECIATION RIGHTS IN RESPECT OF, SHARES OF
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
530555101 (SERIES A COMMON STOCK)
530555309 (SERIES C COMMON STOCK)
(CUSIP Numbers of Common Stock underlying Class of Securities)

Elizabeth M. Markowski	Copies to:
Senior Vice President, General Counsel and Secretary Liberty Global, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (303) 220-6600	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,880,755.02	$551.35

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options and/or stock appreciation rights to purchase 1,803,940 shares of Series A common stock of Liberty Global, Inc. and 1,803,940 shares of Series C common stock of Liberty Global, Inc. having an aggregate value of $ 9,880,755.02 as of May 15, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$551.36
Form or Registration No.:	005-80824
Filing party:	Liberty Global, Inc.
Date filed:	May 19, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission on May 19, 2009, relating to an offer by Liberty Global, Inc. (the “Company”) to certain of its employees and consultants to exchange (the “Exchange Offer”) certain outstanding options to purchase, and stock appreciation rights in respect of, shares of the Company’s Series A common stock (“LBTYA”) and the Company’s Series C common stock (“LBTYK”) granted under the Company’s 2005 Incentive Plan. This Amendment No. 3 is the final amendment relating to the Exchange Offer and is filed for the purpose of reporting the results of the Exchange Offer.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 11:59 p.m., Eastern Time, on Tuesday, June 16, 2009. Pursuant to the Exchange Offer, Eligible Participants tendered, and the Company accepted for cancellation and exchange, Eligible Awards consisting of options and SARs covering an aggregate of 1,789,210 LBTYA shares and 1,787,810 LBTYK shares from 170 participants, representing approximately 99% of the total LBTYA and LBTYK shares underlying the options and SARs eligible for exchange in the Exchange Offer. On Tuesday, June 16, 2009, after the cancellation of the Eligible Awards, the Company granted New SARs to Eligible Participants in respect of 894,627 LBTYA shares and 893,927 LBTYK shares, as applicable. The New SARs have a base price equal to $14.73 per share of LBTYA and $14.50 per share of LBTYK, as applicable, which was the last sale price of LBTYA or LBTYK, as the case may be, on The Nasdaq Global Select Market on June 16, 2009.
Item 12. Exhibits.
The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIBERTY GLOBAL, INC.

/s/ Elizabeth M. Markowski

Name:	Elizabeth M. Markowski
Title:	Senior Vice President, General
Counsel and Secretary
Date: June 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated May 19, 2009

(a)(1)(B)*	Screen shots from the Exchange Offer website, which includes the Election Form

(a)(1)(C)*	Form of Announcement e-mail to Eligible Participants

(a)(1)(D)*	Form of Reminder e-mail

(a)(1)(E)*	Form of Confirmation e-mail

(a)(1)(F)*	Form of Information Session Invitation e-mail

(a)(1)(G)*	Frequently Asked Questions

(a)(1)(H)*	Employee Presentation Materials

(a)(1)(I)*	Instructions for Accessing the Exchange Offer Website

(a)(1)(J)*	Dutch Tax Ruling Request and Response (with English translation)

(a)(1)(K)*	Form of Final Information Session Invitation e-mail

(a)(1)(L)*	Dutch Tax Agreement Reminder e-mail

(a)(1)(M)	E-mail to Eligible Participants, dated June 19, 2009, announcing final results of the Exchange Offer

(b)	Not applicable

(d)(1)*	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the “2005 Incentive Plan”) (incorporated by reference to Exhibit 99.1 to LGI’s Current Report on Form 8-K filed November 6, 2006 (File No. 000-51360))

(d)(2)*	Form of Stock Appreciation Rights Agreement under the 2005 Incentive Plan

(g)	Not applicable

(h)	Not applicable

*	Previously filed.